October 23, 2009

Ms. Julie Sherman, Accounting Reviewer

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Methode Electronics, Inc.

Form 10-K for the Fiscal-Year ended May 2, 2009

Definitive Proxy Statement filed August 6, 2009

File No. 001-33731

Dear Ms. Sherman:

This letter sets forth the response of Methode Electronics, Inc. (the “Company”) to the Commission’s comment letter dated September 29, 2009.  The Company has reproduced each of the Staff’s questions and indicated its response thereafter.  The Company has reviewed this response with its current independent registered public accounting firm and outside legal counsel.

The Company believes that the following responses appropriately address the Staff’s comments.

Form 10-K for the Fiscal Year ended May 2, 2009

Business, Page 1

1.                                       Comment:                                        In this section, and throughout the Form 10-K, you state that business is being “moved” or “transferred” from the Reynosa facility “to other suppliers.” It may be unclear to investors whether you mean that the Reynosa functions will be performed by a different facility in your system or that the business has been lost to your competitors. In your response, please clarify. Additionally, please confirm that you will revise your future filings to use clear and unambiguous terms to describe developments in your business.

Response:                                        In the fourth quarter of fiscal 2009, we reached an agreement with Ford Motor Company (“Ford”) to discontinue supplying the Ford products previously produced at the Reynosa facility.  That Ford business is now serviced by other suppliers.  The “non-Ford” business from the Reynosa facility was transferred to other Methode facilities.  The Company confirms that in future filings, we will use clear and unambiguous terms to describe developments in our business.

Critical Accounting Policies and Estimates. page 37

Intangible Assets, page 38

2.                                       Comment:                                        We see you indicate that “based on events and general business declines, [you] performed ‘step one’ of the goodwill impairment test in accordance with paragraph 19 of SFAS 142, on the reporting units that have goodwill during fiscal 2009.”  Based on the completion of ‘step two’ of the goodwill impairment tests, you recorded a goodwill impairment charge of $63.1 million. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:

Response:                                        We have addressed each of your bullet point comments below.  We will consider addressing these matters in our future filings, as appropriate.

•                  Tell us the last date you assessed each of your reporting unit’s goodwill for impairment, we note you only disclose you completed the test “during fiscal 2009”;

Response:                                        We most recently tested for goodwill impairment for each of our reporting units as of May 2, 2009 (the end of the fourth quarter of fiscal 2009).

•                  Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

Response:                                        The Company performed the goodwill impairment analysis by performing an internal discounted cash flow analysis for each reporting unit in the Company.  The Company believes this best represents the fair value of the reporting units.

•                  How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

Response:                                        The Company only used one valuation methodology to value goodwill.

•                  Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available.

Response:                                        When required, we validated the reasonableness of the fair values for our individual reporting units by taking the consolidated fair value of all reporting units (determined using an internal discounted cash flow analysis) and comparing it to our market capitalization.  In this analysis, we determined market capitalization based on the average closing prices of our common stock over the fiscal month which ended with the testing date.  We compared the consolidated fair value of all reporting units to our market capitalization and determined the variance to be within an acceptable range.  The internal discount rate and forecast assumptions used for our individual reporting units, as well as our overall methodology, was validated through this reconciliation to our external market capitalization.

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Response:                                        The assumptions were based on the management-developed forecasted budgets and cash flow analyses developed using the prevailing business conditions, which existed at the testing date.  The individual reporting unit assumptions were developed in a cross-functional manner with input from reporting units’ sales, accounting and operational management.  In addition, senior operational and financial management, including the CEO, participated in the review and vetting of the reporting unit assumptions.

We performed a sensitivity analysis of the consolidated cash flow model.  The internal discount rates were validated against a weighted-average cost of capital study performed by a third-party. We performed a discount rate sensitivity analysis on the reporting units and concluded that changes upward or downward in the discount rate for the units did not have a material impact on our conclusion that the Company’s total fair value was reasonable when compared to the total external market capitalization.  Also, the projections used in the tests in the reporting units that had goodwill reflected the steep decline in the major markets which we serve, most notably, automotive, durable goods and construction. These markets deteriorated significantly during the testing period and the timing of the recovery for these markets was anticipated to be prolonged. Based on the market deterioration, these business units were significantly impaired so that increases or decreases in the projections within a reasonable range would not have had a significant effect on the impairment of these reporting units.

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:                                        In fiscal 2009, as in prior fiscal years, the methodology used to value goodwill was an internal discounted cash flow analysis.

The assumptions used for valuing goodwill in fiscal 2009 changed significantly from the prior fiscal year.  In fiscal 2009, we experienced a steep decline in our market capitalization.  In addition, the global recession and credit crisis experienced in fiscal 2009 resulted in a sharp and sudden overall business decline, particularly in our third and fourth fiscal quarters.  The assumptions used in the goodwill impairment analysis were adjusted to reflect this reduction in expected future revenue and operating margins.

3.                                       Comment:                                        In a related matter, please also tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis.

Response:

We last tested property, plant and equipment and intangible assets (excluding goodwill) for impairment as of May 2, 2009.

At the end of each quarter of fiscal 2009, we performed an impairment analysis on long-lived assets.   The asset groups were determined at the lowest level for which identifiable cash flows are independent of the cash flows of other assets and liabilities.  The assets, which were used to generate joint cash flows, were grouped together.   For those asset groups where an indicator of impairment existed and which failed recoverability, we obtained third-party appraisals on the land, buildings and improvements and finite-lived intangibles.   For machinery and equipment, we determined the fair value based on internal estimates. The estimates were based on the existing service potential at the date tested.   The methodology to complete the impairment reviews was consistent for all asset groups.

Relative to the indefinite lived intangibles, since the best measure of a long-lived asset’s fair value is its quoted price in an active market, we obtained third-party appraisals to determine the fair market value of these assets.  The Company provided all assumptions and underlying data utilized to develop the related valuations to the valuation firm and the Company takes full responsibility for the valuation results and the accounting entries.

Item 15. Financial Statements, page 43

Notes to Consolidated Financial Statements, page F-I

Note 3. Acquisitions, page F-13

4.                                       Comment:                                        We see that you acquired Hetronic for $53.6 million and filed a Form 8-K announcing the successful completion of your acquisition on October 1, 2008. It appears you may meet one or more of the significance tests under Rule 1-02(w) to provide historical financial statements for Hetronic. Please provide us with your significance tests as set forth under Rule 1-02(w) along with the reason why you believe financial statements of Hetronic in your previously filed Form 8-K were not required. Refer to the guidance in Rule 3-05 and Rule 1-02(w) of Regulation S-X.

Response:                                        Pursuant to Rule 1-02 (w) and Rule 3-05, financial statements of an acquired company are required to be disclosed if the “investment test,” the “asset test” or the “income test” are met using a 20% threshold.  Set forth below is a brief summary of our analysis under each of these three significance tests.  In each case, the results are significantly below the 20% threshold and, therefore, we were not required to provide historical financial statements for Hetronic.

•                  Investment Test.  Financial statements of an acquired company are required if the investments in and advances to the acquired company exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.  Methode’s total assets as of May 2, 2008 were $470.2 million.  The investment in Hetronic was $56.1 million (including $2.5 million of transaction costs), representing only 11.9% of our total assets.

•                  Asset Test.  Financial statements of an acquired company are required if the registrant’s and its other subsidiaries’ proportionate share of the total assets of the acquired company exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.  Methode’s total consolidated assets as of May 2, 2008 were $470.2 million.  The historical total assets purchased for Hetronic were $29.6 million, representing only 6.3% of our total assets.

•                  Income Test.  Financial statements of an acquired company are required if the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired company exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.  Methode’s income from continuing operations before income taxes was $49.5 million for fiscal 2008.  The income from continuing operations before income taxes for Hetronic was $5.1 million, annualized based on actual results from January 1, 2008 thru September 30, 2008, representing only 10.3% of our income before taxes.

5.                                       Comment:                                        We note you disclose that the fair value of the tangible and intangible assets and the allocation of values to those assets was based on a third-party valuation report. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfinlguidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

Response:                                        The Company used a third-party valuation firm to assist management in determining the fair value of these tangible and intangible assets and the allocation of values to those assets.  The Company provided all assumptions and underlying data utilized to develop the related valuations to the valuation firm and the Company takes full responsibility for the valuation results and the accounting entries.  The Company did not solely rely on the work of the valuation firm for these accounting and reporting matters and does not believe that it was required to obtain the consent of the thirty party pursuant to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.  In future filings, the Company will clarify this distinction.

Index to Exhibits

6.                                       Comment:                                        We are unable to locate the Amendment to Credit Agreement referenced in footnote 6.  Please tell us where the Amendment is filed. Make revisions to your future filings, as appropriate.

Response:                                        The reference to footnote 6 is incorrect.  The Amendment to the Credit Agreement referenced in Exhibit Number 10.6 is filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended October 31, 2005, filed on December 8, 2005.  We will correct this reference in our future filings.

Definitive Proxy Statement filed August 6, 2009

Item 13.  Certain Relationships and Related Transactions

7.                                       Comment:                                        We note from your disclosure on page 4 of your proxy statement that your audit committee is responsible for the review of your related party transactions; however, we note that you have not provided disclosure describing your policies and procedures for the review, approval, or ratification of any related person transaction. Please confirm that you will provide in future filings the disclosure required by Item 404(b)(l)(i) of Regulation S-K.

Response:                                        We hereby confirm that in our future filings we will include the disclosure required by Item 404(b)(1) of Regulation S-K regarding our policies and procedures for the review, approval or ratification of transactions with related persons.

Base Salary, page 19

8.                                       Comment:                                        In future filings, please provide additional disclosure and analysis of how individual performance and the other factors you cite on pages 19 and 20 contributed to base salary compensation for each of your named executive officers. We note in this regard your disclosure that base salary decisions for your named executive officers are based upon “…levels of responsibility, experience and breadth of knowledge, potential for advancement, recent promotions, past performance, internal equity issues and external pay practices.” For example, please disclose what elements of individual performance, both quantitative and qualitative, that the Compensation Committee considered. Also disclose any specific contributions that the Committee used in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please refer to Regulation S-K Item 402(b)(2)(vii).

Response:                                        We hereby confirm that in our proxy statement for our 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”) and other relevant future filings we will provide additional disclosure and analysis of how individual performance (quantitative and qualitative), levels of responsibility, experience and breadth of knowledge, potential for advancement, recent promotions, past performance, internal equity issues and external pay practices and other relevant factors or specific contributions contributed to base salary compensation for each of our named executive officers.

Performance-Based Bonuses, page 20

9.                                       Comment:                                        We note your disclosure on page 17 that you use “individual management by objectives (‘MBOs’) to determine payouts under [y]our annual bonus program” and that “MBOs include qualitative factors which emphasize sales and profit performance ....”  We also note your disclosure on page 20 that “performance measures for each of the named executive officers include pre-tax earnings as compared to budget.” However, we note that you have not disclosed the specific performance goals must be achieved in order for your named executive officers to earn their respective annual performance-based cash bonus awards. Please provide such disclosure in your future filings, as applicable. Please also note that we would expect to see similar disclosure of the performance goals required for any interim cash bonus program, such as the one you describe at the bottom of page 20. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion.  If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfiniguidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

Fiscal 2010 Performance-Based Compensation and 2010 Proxy Statement Disclosure

For the fiscal year ending May 2, 2010, for which compensation information will be reported in our 2010 Proxy Statement, the only element of our executive compensation package that includes a performance requirement is our annual performance-based cash bonus awards (the “Annual Bonus”).  In prior years, our stock awards have also included a performance requirement.  For fiscal 2010, however, the Compensation Committee awarded non-qualified stock options.  Set forth below is a discussion of the terms of the Annual Bonuses, our plans for disclosing substantially all of the quantitative and qualitative performance targets for the Annual Bonuses and our reasons for excluding the performance targets related to pre-tax margins.

Fiscal 2010 Annual Bonuses

For all of our executive officers, payouts under the Annual Bonus are based exclusively on the achievement of individual management by objectives (“MBOs”).  The individual MBOs are weighted between twenty to fifty percent of the overall Annual Bonus amount. The MBOs consist of the following performance targets: (i) the Company achieving a minimum cash flow position; (ii) the Company attaining a minimum amount of new business with a minimum pre-tax margin; (iii) reducing gross inventory at two business units by a specific amount; (iv) a non-reporting business unit or a product line attaining a minimum amount of new business with a minimum pre-tax margin; (v) gaining board approval to complete at least one acquisition; and (vi) improving the finance department’s functions.  Many of these targets apply to multiple executive officers.

2010 Proxy Statement Disclosure

In the Compensation Discussion and Analysis section of our 2010 Proxy Statement, we will disclose the following information regarding our Annual Bonuses for each of our executive officers; (i) the maximum amount payable under the Annual Bonus; (ii) details regarding each applicable MBO (other than the performance target related to pre-tax margins); (iii) the weight assigned to the respective MBOs; (iv) with respect to the pre-tax margins, we will disclose how likely it will be to achieve the undisclosed margins; and (v) the amounts paid under the Annual Bonus.

Omission of the Performance Targets Related to Pre-Tax Margins

As discussed above, the performance targets for our Annual Bonuses include MBOs related to (i) the Company attaining a minimum amount of new business with a minimum pre-tax margin and (ii) a non-reporting business unit or a product line attaining a minimum amount of new business with a minimum pre-tax margin.  The performance target under (i) is applicable only to our chief executive officer. The performance targets under (ii) apply to three executive officers and relate to one business unit and four product lines.    In reliance on Instruction 4 to Item 402(b) of Regulation S-K, we will exclude the performance targets related to pre-tax margins from our 2010 Proxy Statement for the reasons set forth below.

Legal Standard

Instruction 4 to Item 402 of Regulation S-K provides that a company is “not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.”  Pursuant to Instruction 4, the standard to use to determine whether disclosure of such information would cause competitive harm is the same standard that would apply if the company requested confidential treatment of such information pursuant to Securities Act Rule 405 or Securities Exchange Act Rule 24b-2, each of which incorporates the criteria under Exemption 4 of the Freedom of Information

Act (“FOIA”).

Confidential Commercial or Financial Information

We believe that if we are required to disclose the pre-tax margin targets in our 2010 Proxy Statement, the discussion in such proxy statement of whether the target was achieved would also reveal the actual margins achieved for the relevant product lines or business unit.  We will not disclose the pre-tax margins for the Company’s new business or for the relevant business unit or product lines in our earnings releases, Form 10-Qs or Form 10-K, and we treat it as highly confidential.  Based on the FOIA standards and the relevant case law, we believe that these pre-tax margins clearly constitute confidential commercial or financial information.

Competitive Harm

The key analysis is whether the disclosure of these pre-tax margins would result in competitive harm to the Company.  We believe that we would suffer competitive harm from both our competitors and our customers if this confidential commercial or financial information is disclosed.

Competitive Harm from Competitors.  We believe the disclosure of these pre-tax gross margins would cause us to suffer competitive pricing harm because our competitors would have greater insight into our pricing and cost structure and could use this information to adjust their pricing and more effectively compete with us.  In addition, the disclosure of our pre-tax margins over an extended period of time could enable a competitor to identify trends with respect to that particular product or business unit.  As a product becomes more profitable, more competitors could start to compete with us.

Also, we believe that disclosure of the pre-tax gross margins of a product line or business unit could also reveal confidential information regarding the cost structure related to the relevant products.  Knowledge of this cost structure could enable competitors to estimate the “floor” below which we could not price a product without suffering a loss.  If a competitor gains this information, it would be able to undercut our prices in that market, and possibly force us to exit the market.  This would result in substantial competitive harm.

In Timken Company v. United States Customs Service, 491 F. Supp. 557 (D.D.C. 1980), Timken brought an FOIA action seeking disclosure of certain documents from the US Customs Service relating to the appraised value of certain products imported from Japan.  Customs claimed that the disclosure of the price and quantity data sought would cause competitive injury to both the importer and the exporter because “it would allow their competitors and customers to estimate the company’s profit margin and production costs, thereby giving competitors insight into the company’s competitive strengths and weaknesses.”  Id. at 559.  The US District Court, District of Columbia, stated that “even if the price data would be insufficient, standing by itself, to allow computation of the cost of production, this cost would be ascertainable when coupled with the other information…” Id.  The Court concluded that the sensitive information was of a nature that “if disclosed, would likely result in substantial competitive injury.” Id. at 560.  We believe that the Timken case supports our argument that disclosure of these pre-tax margins would result in substantial competitive harm.

Competitive Harm from Customers.  The disclosure of these pre-tax gross margins would also cause us to suffer competitive pricing harm because our customers would have useful information regarding our margins to negotiate lower prices for specific products.  This raises a substantial concern since any of our products are subject to multi-year production runs with annual price negotiations.   For example, a customer could identify what it perceives as an especially profitable product and demand price concessions arguing that we can afford to realize less profits.  This is a particular concern with respect to our automotive customers in this recession when these customers are aggressively seeking to lower their costs.

Stock Awards, page 21

10.                                 Comment:                                        Although we note your disclosure of a 50th – 75th percentile target to competitive market data for stock option grants, we note minimal discussion and analysis of how you determined specific stock option awards for each named executive officer.  In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Please refer to paragraphs (b)(l)(iii) and (v) of Regulation S-K Item 402. Please understand that discussion of the various items of corporate and individual performance that were considered by you must be accompanied by a complete qualitative and quantitative discussion of how you determined to award each specific form and level of compensation. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions and the reasons for differences in the relative size of the grants among the officers.

Response:                                        We hereby confirm that in our 2010 Proxy Statement and other relevant future filings we will include a more focused discussion that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations.  In accordance with paragraphs (b)(l)(iii) and (v) of Regulation S-K Item 402, the 2010 Proxy Statement will discuss the various items of corporate and individual performance, both quantitative and qualitative, that the Compensation Committee considered in determining each specific form and level of compensation, including, without limitation, equity awards.

*  *  *  *

The undersigned, on behalf of the Company, acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

/s/ Douglas A. Koman
Douglas A. Koman
Chief Financial Officer